rVue Holdings, Inc.

17W220 22nd Street, Suite 200

Oakbrook Terrace, Illinois 60181

March 31, 2016

Carebourn Capital, L.P.

8700 Black Oats Lane N.

Maple Grove, Minnesota 55311

Attn: Chip Rice, Managing Member

Re:

Termination of Securities Purchase Agreement and Convertible Promissory Note

Dear Chip:

Please refer to (i) the Securities Purchase Agreement (the “SPA”), dated July 30, 2015, by and between rVue Holdings Inc., a Nevada corporation (“rVue”), and Carebourn Capital, L.P., a Delaware limited partnership (“Carebourn”), and (ii) the Convertible Promissory Note (the “Note” and together with the SPA, the “Carebourn Documents”), issued July 30, 2015, by rVue in favor of Carebourn, in the principal amount of One Hundred Fifteen Thousand Dollars ($115,000).

In consideration for the payment of (i) Eighty-Two Thousand Three Hundred Fifty-Five Dollars and Seventy-One Cents ($82,355.71) (the “Cash Payment”), and (ii) eight million (8,000,000) restricted shares of common stock, $0.001 par value per share (“Shares”), of rVue (the “Share Payment” and together with the Cash Payment, the “Payoff Amount”), all of rVue’s obligations arising out of or related to the Carebourn Documents will be deemed paid and satisfied in full, including without limitation all principal, interest, fees, expenses, and other amounts outstanding or payable under and/or in connection therewith, whether now or in the future (collectively, the “Obligations”). Upon payment to Carebourn of the Payoff Amount, all of the Obligations shall be fully paid, satisfied and discharged, and the Carebourn Documents shall automatically and indefeasibly terminate and neither party thereto shall have any other or further obligations, liabilities or indebtedness whatsoever to the other party thereto arising out of or related to the Carebourn Documents.

As additional consideration for rVue’s agreement to execute this letter agreement (the “Letter Agreement”), Carebourn hereby forever and fully releases, acquits, waives, relinquishes, discharges and exonerates rVue and its past, present and future direct and indirect subsidiaries, parents and affiliates, and each of their respective officers, directors, shareholders, employees, agents and professionals (collectively, the “rVue Releasees”) from any and all claims, losses, damages, exemplary damages, injuries to both person and property, contracts, covenants, warranties, debts, liabilities, costs, expenses, sums of money, controversies, accounts, suits, actions, causes of action of every name, kind and nature whatsoever, and damage of any character whatsoever, known or unknown, foreseen and unforeseen, which it has or may have had against rVue, or may hereafter acquire or accrue, in law or in equity, which directly or indirectly, in whole or in part, have resulted from or may in the future arise from or related to the Carebourn Documents (each a “Claim” and, together, the “Claims”), provided that, (i) nothing set forth herein shall release the rVue Releasees from any claims arising pursuant to this Letter Agreement, and (ii) in the event that any rVue Releasee asserts a Claim against Carebourn or any Carebourn Releasee (as defined below) on account of a Claim released by Carebourn hereunder, this release shall cease to be effective as to such rVue Releasee but only as to the Claim so asserted.

As additional consideration for Carebourn’s agreement to execute this Letter Agreement, rVue hereby forever and fully releases, acquits, waives, relinquishes, discharges and exonerates Carebourn and each of its past, present and future direct and indirect subsidiaries, parents and affiliates, and each of their respective partners, officers, directors, employees, agents and professionals (collectively, the “Carebourn Releasees”) from any and all Claims, provided that, (i) nothing set forth herein shall release the Carebourn Releasees from any claims arising out of this Letter Agreement, and (ii) notwithstanding the foregoing, in the event that any Carebourn Releasee asserts a claim against rVue or any rVue Releasee on account of a Claim released by rVue hereunder, this release shall cease to be effective as to such Carebourn Releasee but only as to the Claim so asserted.

Carebourn represents and warrants that: (i) it is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, (ii) it has had ample opportunity to ask such questions and receive answers concerning rVue, and to request and receive all financial, business and general information relating to rVue, as it deems necessary to make an independent determination to accept the Share Payment, and (iii) it is an investor in small-cap and micro-cap companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters such that it is capable of evaluating the merits and risks of the investment in the Shares, and (iv) it is not relying upon any information, other than the results of independent investigation by Carebourn.  Carebourn understands that the Share Payment is expressly conditioned upon the satisfaction of specific exemptions from the registration requirements of Federal and state securities laws, and that rVue and its counsel are relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Carebourn set forth herein in order to determine the applicability of such exemptions to accept the Share Payment.

Carebourn acknowledges that the Share Payment constitutes “restricted securities” under the federal securities laws inasmuch the Share Payment is being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such shares may be resold without registration under the Securities Act only in certain limited circumstances. Carebourn is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.  Carebourn understands that the Shares have not been and will not be registered under the Securities Act and have not been and will not be registered or qualified in any state in which they are offered, and thus Carebourn will not be able to resell or otherwise transfer the shares unless such shares are registered under the Securities Act and registered or qualified under applicable state securities laws, or an exemption from such registration or qualification is available.

Carebourn understands that the certificates evidencing the Shares may bear one or all of the following legends:

(a)

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”).  THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF THE SECURITIES ACT.”

(b)

Any legend required by applicable securities laws.

The terms and conditions set forth in Section 8 (Governing Law; Miscellaneous) of the SPA are hereby incorporated by reference herein and shall have the same force and effect with respect to the provisions set forth therein as though fully set forth in this Letter Agreement; provided, however, that all references to “Agreement” in the SPA shall be deemed to mean this Letter Agreement for the purposes hereof.

Very truly yours,

/s/ Mark Pacchini

Mark Pacchini, Chief Executive Officer

Acknowledged and agreed

as of the date first above written:

CAREBOURN CAPITAL, L.P.,

a Delaware limited partnership

By:       /s/ Chip Rice

Name: Chip Rice

Its:       Managing Member